April 4, 2005

Mail Stop 0408

By U.S. Mail and Facsimile to (704) 894-9759

David R. Koran
President, Chief Executive Officer and Chief Financial Officer
Capital Resource Funding, Inc.
2212 Lantern Way Circle
Cornelius, North Carolina 28031

Re:	Capital Resource Funding, Inc.
	Amendment No. 4 to Form SB-2, filed March 14, 2005
	File No. 333-118259

Dear Mr. Koran:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 1. Please note that the staff has not made any determination that Greentree is not an affiliate or that such disclosure is not required, but simply has chosen not to object to your determination regarding the disclosure.

2. Please delete the item numbers from throughout the prospectus.

Risk Factors - page 8

3. We note your response to prior comment 3. Please tell us what you mean by the statement that you plan to increase the number of your shareholders as soon as possible. This statement appears vague and there appears to be little basis for the statement on the cover page and elsewhere that you intend to pursue quotation of your stock "upon effectiveness of the registration statement." Please revise or advise.

Interest of Experts and Counsel - page 23

4. Please note that this section should describe any interest that an expert or counsel named as such in the prospectus has in the offering, such as a contingent basis, a direct or indirect interest in the issuer, or a connection to the issuer. Refer to Item 509 of
Regulation S-B. If there are no such interests present, please confirm the fact in your next response.

Financial Statements for Period Ended May 31, 2004:
Statement of Cash Flows - page 49

5. We note that you have modified your statement of cash flows to report cash flows from operating activities using the direct method.
Please note that the intent of our prior comment 8 was not to object to your use of the indirect method. If you prefer to present your cash flows using the direct method, in future filings please also provide the reconciliation net income/(loss) to net cash flows from operating activities required by paragraph 30 of SFAS 95. Alternatively, you may continue to present your cash flows using the indirect method.

Note D - Equity - page 56

6. Please revise to remove the sentence regarding the note receivable from shareholder as this receivable is no longer reported in your financial statements.

Financial Statements for Period Ended November 30, 2004:
Statement of Stockholders` Equity - page 63

7. We note that you have recorded the issuance of 300,000 shares to certain officers in your financial statements for the period ended November 30, 2004. However, on page 42 you disclose that these shares were issued "on or about December 31, 2004." Paragraph 30 of
SFAS 123 requires you to recognize compensation expense over the period in which related services are expected to be rendered (if the award is for future service) or at the grant date (if the award is for past service). Please revise as follows:

(a) Clearly disclose the date on which these shares were issued.

(b)	Record the issuance of these shares, and the related
compensation expense, in the appropriate period. For example, if these shares were not issued until December 31, 2004, it does not appear appropriate to record them in your financial statements for the period ended November 30, 2004. They would instead be recorded during the quarter ended February 28, 2005. Otherwise, tell us your basis under GAAP for recognizing the compensation expense prior to the grant date.

(c)	Revise your disclosure in Note C on page 68 to clearly
indicate
that these shares were issued to "employees". Your current disclosure implies that these shares were issued to non-employees.

Exhibit 5 - Legality Opinion of Harold Martin

8. Please revise the opinion to confirm that the Questionnaires relied upon by counsel were with regard to factual matters.

*      *      *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Kevin Vaughn, Branch Chief, (202) 942-1816 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 942-2932 or me at
(202) 942-1974 with any other questions.

						Sincerely,



Christian Windsor
Senior Attorney

cc:	Harold Martin, Esq. (by fax)


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Capital Resource Funding, Inc.
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